March 30, 2020

Honggang Zuo
Chief Financial Officer
OneSmart International Education Group Limited
165 West Guangfu Road
Putuo District, Shanghai
People's Republic of China

       Re: OneSmart International Education Group Limited
           Form 20-F for the Fiscal Year Ended August 31, 2019
           Filed December 16, 2019
           File No. 001-38430

Dear Mr. Zuo:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended August 31, 2019

Exhibits

1. It appears your officer certifications filed under Exhibits 12.1 and 12.2 do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 of the Section 302 certifications. Please note this additional language became effective for your first annual report required to contain management s report on internal control over financial reporting and in all periodic reports filed thereafter. Please revise your filings to include the correct certifications. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI)
      for Regulation S-K, Question 246.13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Honggang Zuo
OneSmart International Education Group Limited
March 30, 2020
Page 2

       Please contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNameHonggang Zuo                       Sincerely,
Comapany NameOneSmart International Education Group Limited
                                                     Division of Corporation
Finance
March 30, 2020 Page 2                                Office of Trade & Services
FirstName LastName